VIA EDGAR

April 18, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ampio Pharmaceuticals, Inc.
Acceleration Request for Registration Statement on Form S-3
File No. 333-217094

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Ampio Pharmaceuticals, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to April 20, 2017, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Stephen Davis of Goodwin Procter LLP at (212) 813-8804.

Sincerely, AMPIO PHARMACEUTICALS, INC.

/s/ Gregory Gould
Name: Gregory Gould Title Chief Financial Officer cc: Stephen Davis, Goodwin Procter LLP